Ex. (d)(iv)

Expense Limitation Agreement

June 19, 2014

To:    Wakefield Alternative Series Trust

 700 Seventeenth Street

 Suite 1550

 Denver, Colorado 80202

Dear Board Members:

You have engaged us to act as the sole investment adviser to the series of the Wakefield Alternative Series Trust (the “Trust”) listed on Appendix A to this Agreement (each a “Fund” and collectively, the “Funds”), pursuant to a Management Agreement dated as of May 31, 2012 and as amended on or about June 19, 2014.

Effective for the periods listed on Appendix A, we agree to waive management fees and/or reimburse each Fund for expenses the Fund incurs, but only to the extent necessary to maintain the Fund’s total annual operating expenses after fee waivers and/or reimbursement (exclusive of any Rule 12b-1 distribution and/or servicing fees, taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expenses on short sales, swap fees, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation, but inclusive of organizational and offering costs) at the amounts listed on Appendix A. We further agree to waive all management fees from each Fund’s subsidiary, if any, so long as the subsidiary is wholly-owned by the Fund.

Additionally, this Expense Limitation Agreement may not be terminated by Wakefield Advisors, LLC, but may be terminated with respect to each Fund by the Board of Trustees, on 60 days written notice to Wakefield Advisors, LLC. This Expense Limitation Agreement will automatically renew for an additional one-year period unless notice is given by Wakefield Advisors, LLC on or before the periods set forth on Appendix A, as extended from year to year.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Wakefield Advisors, LLC /s/ Patrick J. Kane	Acceptance Wakefield Alternative Series Trust /s/ Patrick F. Hart
Patrick J. Kane, Chairman	Patrick F. Hart III, President

Ex. (d)(iv)

Appendix A

Fund	Expense Limit as a Percentage of the Average Daily Net Assets of the Fund	Effective Period Through
Wakefield Managed Futures Strategy Fund	1.89%	10-31-15
Clinton Long/Short Equity Fund - Class I Shares	1.99%	10-31-15
Clinton Long/Short Equity Fund - Class A shares	2.24%	10-31-15
Clinton Long/Short Equity Fund – Class C shares	2.99%	10-31-15
Clinton Long/Short Equity Fund – Class S shares	1.77%	10-31-15